NEWS RELEASE

PARAMOUNT ENERGY TRUST COMPLETES SECOND STAGE TRANSACTION REGARDING PROFOUND ENERGY INC.

CALGARY, ALBERTA, August 13, 2009 -- Paramount Energy Trust ("PET" or the "Trust") (PMT.UN) and Profound Energy Inc. ("Profound") (PFX) are pleased to announce that, at a special meeting of Profound shareholders held today, the shareholders of Profound approved the amalgamation of Profound and PET's indirect wholly-owned subsidiary, 1463072 Alberta Ltd. ("1463072") and that the amalgamation has now been completed.  The amalgamation constitutes the second stage transaction to the offer dated April 24, 2009 of 1463072, for all of the issued and outstanding common shares of Profound.

The amalgamation results in the company resulting from the amalgamation, which will also be called Profound Energy Inc. ("Amalco"), becoming an indirect wholly-owned subsidiary of PET.  As a result of the amalgamation, and in accordance with the amalgamation agreement dated July 15, 2009 between Profound and 1463072, each of the common shares of Profound previously held by Profound shareholders (other than dissenting shareholders, PET or 1463072) were converted into one Amalco redeemable preferred share.

Each Amalco redeemable preferred share held by former Profound shareholders who elected to receive cash consideration will be redeemed in exchange for $1.34.  As a result of the pro rationing set forth in the terms of the Amalco redeemable preferred shares, each Amalco redeemable preferred share held by former Profound shareholders who elected, or were deemed to have elected, to receive unit consideration will be redeemed in exchange for $0.3951 in cash and 0.2778 of a trust unit of PET.

Full particulars of the amalgamation were described in the information circular mailed to shareholders of Profound dated July 15, 2009. In addition, the meeting materials are available on the SEDAR website at www.sedar.com and contain instructions for such shareholders to receive the Consideration payable to them in connection with the amalgamation and redemption.

The common shares of Profound are expected to be delisted from and no longer traded on the Toronto Stock Exchange as soon as possible following the date of the amalgamation, in accordance with the respective rules and policies of the Toronto Stock Exchange.

Profound will also make application to cease to be a reporting issuer under Canadian securities laws subject to the satisfaction of applicable regulatory requirements.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Contacts:
Paramount Energy Trust
Susan L. Riddell Rose
President and Chief Executive Officer
403 269-4400

Paramount Energy Trust
Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer
403 269-4400

Paramount Energy Trust
Sue M. Showers
Investor Relations and Communications Advisor
403 269-4400
403 269-4444 (FAX)

Paramount Energy Operating Corp.
Administrator of Paramount Energy Trust
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5
Email: info@paramountenergy.com
Website: www.paramountenergy.com